Filed Pursuant to Rule 433

Registration Statement No. 333-213787

Dated September 26, 2016

Southwest Gas Corporation

$300,000,000 3.80% SENIOR NOTES DUE 2046

Final Term Sheet

September 26, 2016

Issuer:	Southwest Gas Corporation

Title of Securities:	3.80% Senior Notes due 2046

Security Type:	Senior Unsecured Fixed Rate Notes

Ratings[1]:	A3 (stable) by Moody’s Investors Service, Inc. BBB+ (stable) by Standard & Poor’s Ratings Services A (stable) by Fitch Ratings Ltd.

Format:	Registered with the Securities and Exchange Commission

Trade Date:	September 26, 2016

Settlement Date (T+3):	September 29, 2016

Maturity Date:	September 29, 2046

Aggregate Principal Amount Offered:	$300,000,000

Net Proceeds:	$296,469,000 (after underwriting discount and before an estimated $600,000 of offering expenses)

Benchmark Treasury:	2.500% due May 15, 2046

Benchmark Treasury Yield:	2.317%

Spread to Benchmark:	T+150 basis points

Re-offer Yield:	3.817%

Coupon:	3.80% per annum

Price to the Public (Issue Price):	99.698%

Interest Payment Dates:	Semi-annually on April 1 and October 1 of each year, beginning on April 1, 2017

Redemption Provisions:	At any time prior to March 29, 2046, at a discount rate of Treasury rate plus 25 basis points; and on or after March 29, 2046, 100% of the principal amount plus accrued and unpaid interest to the redemption date

CUSIP / ISIN:	844895 AX0 / US844895AX00

Minimum Denomination:	$2,000, and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Co-Managers:	Blaylock Beal Van, LLC Samuel A. Ramirez & Company, Inc.

[1]	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. These documents are publicly available by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNY Mellon Capital Markets, LLC toll free at (800) 269-6861, J.P. Morgan Securities LLC toll free at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at (800) 294-1322 or Wells Fargo Securities, LLC toll free at (800) 645-3751.